

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2020

Renée Aguiar-Lucander
Chief Executive Officer
Calliditas Therapeutics AB
Kungsbron 1, C8
SE-111 22
Stockholm, Sweden

> **Re: Calliditas Therapeutics AB**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 1, 2020**
> **File No. 333-238244**

Dear Ms. Aguiar-Lucander:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Exhibit 5.1, page II-2

1. The legality opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) should not assume conclusions of law that are necessary for the ultimate opinion. Please revise assumptions (g), (i), (j) and (k) of the legality opinion or tell us why those assumptions are appropriate.

Renée Aguiar-Lucander
Calliditas Therapeutics AB
June 3, 2020
Page 2

        You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Michael Rosenberg, Esq.